Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

SEVENTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

SANGAMO BIOSCIENCES, INC.

Sangamo BioSciences, Inc., a Delaware corporation (the “Corporation”), hereby certifies as follows:

1. That the Corporation’s Board of Directors has duly adopted the following resolution to amend the Corporation’s Seventh Amended and Restated Certificate of Incorporation, as amended:

RESOLVED, that the Seventh Amended and Restated Certificate of Incorporation of the Corporation, as amended shall be amended as follows:

Article IV, Paragraph A, shall be amended and restated as follows:

A. Classes of Stock. The total number of shares of stock which the Corporation shall have authority to issue is one hundred sixty-five million (165,000,000), consisting of five million (5,000,000) shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”), and one hundred sixty million (160,000,000) shares of Common Stock, par value $0.01 per share (the “Common Stock”).

The Corporation has caused this Certificate of Amendment of the Seventh Amended and Restated Certificate of Incorporation to be signed by the Corporation’s President, its authorized officer, on this 21st day of April, 2014.

SANGAMO BIOSCIENCES, INC.

By: /s/ EDWARD O. LANPHIER II

Name: Edward O. Lanphier II

Title: President and Chief Executive Officer